July 16, 2025

Neal Harmon
Chief Executive Officer
Angel Studios, Inc.
295 W Center St.
Provo, Utah 84601

       Re: Angel Studios, Inc.
           Offering Statement on Form 1-A
           Filed June 26, 2025
           File No. 024-12632
Dear Neal Harmon:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed June 26, 2025
Jury Trial Waiver, page 43

1. We note that your subscription agreement provides for the waiver of a jury trial including claims under the federal securities laws. Please revise your disclosure to provide additional risk factor disclosure related to the enforceability of the jury trial waiver provision, as applicable.
Description of Business
Theatrical Distribution, page 46

2. Please revise your description of your business to describe that you fund the P&A
       (prints and advertising) marketing for individual film projects by creating subsidiaries and raising funds through the sale of Series A Preferred Stock issued by your subsidiaries. Explain that when a subsidiary's Board of Directors determines that it has sufficient funds available, the subsidiary will use revenue generated by its exploitation of the film to redeem the preferred stock. In your Use of Proceeds discussion, explain how this form of financing impacts your business and differentiate the use of proceeds
 July 16, 2025
Page 2

       from those offerings with this offering, and differentiate the nature of the holders and rights available to your various classes of common and preferred stock. Confirm that offering proceeds will not be commingled, each issuers' assets are and will remain separate, and an investment in this offering is inherently different, in terms of dividends, appreciation and reporting, from an investment in your subsidiary's offerings.
Bitcoin Treasury Strategy and Holdings, page 49

3. We note your description of your bitcoin treasury strategy. Elaborate upon this strategy to describe your custodial arrangements, risk mitigation practices and the current regulatory framework applicable to bitcoin and digital assets, such as you have in the proxy/registration statement you have filed in connection with the business combination you intend to consummate with Southport Acquisition Corporation.
Proposed Business Combination, page 50

4. Please augment your description of the merger to discuss the impact of the merger on investors in this offering, if the merger is approved and effectuated. Specifically, explain what holders of ASI Class C Common stock are expected to receive in the merger and how any associated rights may change, if at all.
5. Revise to include pro forma financial information, consistent with Part F/S (b)(7)(iv)
       of Form 1-A, or tell us why such financial information is not required to be provided.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services